Filed Pursuant to Rule 433
Registration No. 333-266462
August 4, 2022

Synovus Financial Corp.

$350,000,000

5.200% Senior Notes due 2025

Term Sheet

This term sheet supplements the information set forth under the captions “Description of Notes” and “Description of Debt Securities” in the prospectus supplement dated August 4, 2022 and the accompanying prospectus dated August 2, 2022.

Issuer:	Synovus Financial Corp. (the “Company”)

Security:	5.200% Senior Notes due 2025 (the “Notes”)

Aggregate Principal Amount:	$350,000,000

Expected Ratings*:	S&P: BBB-; Fitch: BBB

Trade Date:	August 4, 2022

Settlement Date (T+5):	August 11, 2022

Maturity Date:	August 11, 2025

Optional Redemption Terms: Make Whole Call:
On or after February 11, 2023, and prior to July 11, 2025, the Company may redeem some or all of the Notes at any time at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) (as defined below) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:
On or after July 11, 2025 (one month prior to the Maturity date) (the “Par Call Date”), the Company may redeem some or all of the Notes at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Reference Benchmark:	UST 3.000% due July 15, 2025

Benchmark Yield:	2.990%

Spread to Benchmark:	+225 bps

Yield to Maturity:	5.240%

Coupon:	5.200% per annum

Issue Price to Investors:	99.890%

Interest Payment Dates:	Interest on the Notes will be payable on February 11 and August 11, commencing February 11, 2023.

Day Count Convention:	30/360

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:
The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	0.275%

Proceeds to the Company (before expenses):	$348,652,500

CUSIP/ISIN:	87161C AN5/US87161CAN56

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC

Co-Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc. Synovus Securities, Inc.

*A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or Goldman Sachs & Co. LLC at 1-866-471-2526.